EXHIBIT 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: August 4, 2011

BELL CANADA
By:	(signed) Karyn A. Brooks
Name:	Karyn A. Brooks
Title:	Senior Vice-President and Controller

Bell Canada

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)
For the periods ended June 30, 2011 and 2010
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2010 and the unaudited consolidated interim financial report for the six months ended June 30, 2011.

For the periods ended June 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE CONSOLIDATED

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	–	–	–	–	4,955	4,440	9,421	8,873	–	–	–	–	–	–	–	–	4,955	4,440	9,421	8,873
Net earnings from continuing operations attributable to owners	621	632	1,153	1,367	634	606	1,149	1,209	–	–	–	–	(634)	(606)	(1,149)	(1,209)	621	632	1,153	1,367
Net earnings attributable to owners	621	632	1,153	1,367	634	606	1,149	1,209	–	–	–	–	(634)	(606)	(1,149)	(1,209)	621	632	1,153	1,367

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE CONSOLIDATED

	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Total Current Assets	1,305	1,308	4,480	5,181	53	53	(1,336)	(1,887)	4,502	4,655
Total Non-current Assets	13,264	9,777	29,162	25,152	21	21	(7,439)	(3,712)	35,008	31,238
Total Current Liabilities	521	1,003	7,311	7,807	–	–	(1,265)	(1,856)	6,567	6,954
Total Non-current Liabilities	210	83	17,365	18,028	–	–	623	660	18,198	18,771

(1)

The summary financial information is prepared in accordance with International financial reporting standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.